Exhibit 10.1

June 9, 2017

Mr. Weldon Spangler
c/o The Elliot Group
505 White Plains Road, Ste. 228
Tarrytown, NY 10591

Dear Mr. Spangler:

We are pleased to offer you the position of Chief Executive Officer with Papa Murphy’s. In this position you would be a full-time employee reporting directly to me, Chair of the Board.

We look forward to a mutually beneficial relationship and believe that your skills and experience will help us to reach our goals. This letter will serve as an outline of the terms of the agreement.

Base Salary and Short-Term Incentive Compensation
Base salary of $515,000 annualized. Your salary will be reviewed every year beginning in 2018 consistent with the Leadership Team compensation and performance review cycle.

This position qualifies to receive a target incentive payment of 75% of your base salary contingent on the Company’s attainment of its sales and profitability goals, the Company’s ability to fund the incentive compensation pool, and attainment of your personal performance goals. In recognition of the value we believe you will add immediately, upon joining our team we will guarantee a prorated 2017 incentive payment equal to 75% of your base salary to be paid in the normal course following our fiscal 2017 year end.

Long-Term Incentive Compensation
This position qualifies to receive stock options to purchase, on the terms and conditions set forth in the management incentive equity plans and applicable stock option agreements, 250,000 shares of Papa Murphy’s Holdings, Inc. (FRSH) stock. One-third of the options are subject to performance restrictions that would lapse upon a Qualifying Event while the remaining two-thirds will vest in 1/4th installments on the first, second, third and fourth anniversaries of the date of grant, subject to your continued employment through the applicable vesting dates. The options will be granted to you on the first business day of the quarter following your start date (e.g., if you start in July 2017, the options would be granted on the first business day of the fourth quarter or October 3, 2017).

Executive Employment and Non-Competition Agreement
Papa Murphy’s will enter into an Executive Employment and Non-Competition Agreement in the form attached hereto which will set forth terms of severance should your employment be terminated after its execution. The term of the Executive Employment and Non-Competition

8000 NE Parkway Dr., Suite 350 ● Vancouver, WA 98662 ● Tel: (360) 260-7272 ● Fax (360) 260-0500

June 9, 2017

Agreement will commence on your first day of employment with Papa Murphy’s and renew each year on April 1 beginning in 2019. The Agreement will include, among other provisions, that should Papa Murphy’s terminate your employment without Cause (as defined therein) you will be eligible to receive salary and benefits for 12 months, subject to non-competition, non-solicitation and confidentiality provisions.

Relocation
Papa Murphy’s will provide a not-to-exceed budget of up to $50,000 to be used for reasonable expenses related to your relocation to the Vancouver, Washington area. This budget is typically used for, but not limited to, the cost of moving your personal and household goods and automobiles, airfare commuting between your home and Papa Murphy’s Support Center, and rental car until your relocation is complete. In addition to the $50,000 not-to-exceed budget, Papa Murphy’s will pay for 30-days of reasonable temporary living expenses. To obtain reimbursement will require you submit all receipts for such expenses. With the exception of the 30-days of temporary living, any expenses over and above the $50,000 will be at your sole cost and expense.

You will be responsible for all tax liability associated with the relocation payment. We recommend you contact a tax advisor regarding the deductibility of various moving expenses from your federal income tax. If you voluntarily separate from Papa Murphy’s before your one-year anniversary, you will repay all costs incurred or paid for by Papa Murphy’s as part of your relocation.

This offer requires Vancouver, WA be your primary residence on or before February 28, 2018. Failure to relocate on or before this date will constitute Cause under the Executive Employment and Non-Competition Agreement.

Signing Bonus
You will also be given a $80,000 signing bonus, grossed-up to account for tax liability, to be paid on your first regular pay date.

Medical Benefits and 401(k)
You will be eligible to apply for Papa Murphy’s Health and Welfare plan which includes: Medical, Dental, Rx, optional Vision and FSA coverage.

Company paid Life and Accidental Death and Dismemberment Insurance. Life Insurance is equal to your annual base salary up to a maximum of $400,000.

You will be eligible to enroll in the 401(k) savings plan the first of the month after six months of service. If you contribute to the 401(k) plan, you will be eligible to receive a Safe Harbor matching contribution equal to 100% of the amount you contribute to the plan up to the first 3% plus 50% of the amount you contribute between 3% and 5%. Match contributions are immediately vested.

Paid Time Off and Observed Company Holidays
As Papa Murphy’s Chief Executive Officer your Paid Time Off (PTO) is subject to the terms and conditions of the Company’s Leadership Team Flexible PTO Policy. This policy applies to

8000 NE Parkway Dr., Suite 350 ● Vancouver, WA 98662 ● Tel: (360) 260-7272 ● Fax (360) 260-0500

June 9, 2017

eligible employees’ absences not related to the Family and Medical Leave Act (FMLA) leave lasting less than four weeks, including bereavement, sick, vacation, and jury duty. In essence, you are not held to the constraints of a PTO bank of hours. PTO simply requires my approval.
Company paid Holidays include: New Year’s Day, Memorial Day, Independence Day, Labor Day, Thanksgiving, Day after Thanksgiving, and Christmas.

Liability
As the Chief Executive Officer and a Director, you will have insurance coverage under Papa Murphy’s Directors and Officers liability insurance plans.

Pizza Perk
50% pizza discount at Papa Murphy’s Company Stores.

Weldon, we understand the significance of this decision for you professionally and personally. While we would appreciate your response by close of business Friday, should you need extra time we are amenable to receiving your response by Monday, June 12th. Please sign the acceptance portion of this letter scan/email it to me at jean.birch@papamurphys.com. We would like you to begin work no later than July 17, 2017. Lastly, this offer is contingent upon the successful completion of an investigative consumer report (background check). We will notify you upon completion of this check.

We look forward to you joining the Papa Murphy's team! Please contact me at (972) XXX-XXXX if you have any questions.

Sincerely,

/s/ Jean Birch
Jean Birch
Chair of the Board and Interim Chief Executive Officer

Accepted: ________________________     ________________________
Weldon Spangler     Date

8000 NE Parkway Dr., Suite 350 ● Vancouver, WA 98662 ● Tel: (360) 260-7272 ● Fax (360) 260-0500